11021545

UNITED STAT[ES]
SECURITIES AND EXCHANG[E COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 66608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightstone Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One International Blvd., Suite 200
(No. and Street)

Mahwah, (City) NJ (State) 07495 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph DePietto, CPA (516) 326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph P. DePietto, CPA , P.C., DEPIETTO CPA's PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Cardello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightstone Securities, LLC, as of 31 December, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & CFO/CCO
Title

Notary Public

ROBERT LOPES
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 3, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTSTONE SECURITIES, LLC
Financial Statements
December 31, 2010

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Contents

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplemental Information	
Computation of Net Capital under SEC Rule 15c3-1	11
Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)	12-13
Independent Auditors' Report on Internal Control required by Rule 17a-5 of the Securities and Exchange Commission	14-16
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	17-18

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Lightstone Securities, LLC

We have audited the accompanying statement of financial condition of Lightstone Securities, LLC (the "Company") as of December 31, 2010 and the related statements of operation, changes in member equity, and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lightstone Securities, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.

DePietto CPA's PC
Lake Success, New York
February 25, 2011

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

LIGHTSTONE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets		
Current Assets		
Cash	$	784,995
Prepaid expenses		1,163
Property, furniture & equipment (net of accumulated depreciation of $115,973)		19,610
Other assets		3,003
Total assets	$	808,771
Liabilities and member equity		
Liabilities:		
Accounts payable and accrued expenses	$	135,759
Total Liabilities		135,759
Member equity		673,012
Total liabilities and member equity	$	808,771

See Independent Auditor's Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2010

Revenues:	
Commissions	$ 771,470
Miscellaneous income	604
Total Revenues	772,074
Expenses:	
Compensation, benefits and commissions	3,179,461
Depreciation expense	13,733
Dues & subscriptions	70,407
Insurance	2,441
Legal & accounting fees	201,450
Office expense	181,302
Payroll tax expense	172,013
Professional fees	29,384
Recruiting expenses	78,766
Regulatory expense	38,023
Rent	65,820
Travel & entertainment	981,753
Other expenses	177,088
Total expenses	5,191,641
Net Loss	$ (4,419,567)

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year ended December 31, 2010

Member equity - January 1, 2010	$	193,356
Member contribution		4,899,223
Net Loss		(4,419,567)
Member equity - December 31, 2010	$	673,012

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

Cash flows from operating activities:	
Net Loss	$ (4,419,567)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation expense	13,733
Changes in assets and liabilities	
Increase (decrease) in operating assets and liabilities:	
Prepaid expenses	3,517
Deposit	1,500
Other receivable	3,273
Other assets	(3,003)
Accounts payable	89,123
Net cash used by operating activities	(4,311,424)
Cash flows from financing activities:	
Member contribution	4,899,223
Net cash provided by financing activities	4,899,223
Net Increase in Cash	587,799
Cash - Beginning of year	197,196
Cash - End of Period	$ 784,995

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2010

NOTE 1: Nature of Business

Organization

Lightstone Securities, LLC (The "Company") was formed in the State of New York as a single member limited liability company. The Company is a member firm in the Financial Industry Regulatory Authority (FINRA) and operates as a broker/dealer since 2004. The Company is licensed in all fifty states, Puerto Rico and the Virgin Islands. The Company specializes as a managing dealer syndicating structured securities in limited partnerships and other dealer offerings particular to Real Estate Investment Trusts (REIT).

NOTE 2: Summary of Significant Accounting Policies

a) Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, The FASB Accounting Standards and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. As of October 3, 2008 the Federal Deposit Insurance Corporation (FDIC) increased its limits from $100,000 to $250,000. At December 31, 2010, the Company has one account which exceeded the insured limit by $534,995.

c) Securities Transactions and Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2010

NOTE 2: Summary of Significant Accounting Policies (cont.)

d) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member. At December 31, 2010 the company operated at a loss and no accrual for New York City unincorporated business tax was needed.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

e) Property and Equipment

Property, furniture and equipment are carried at cost, net of accumulated depreciation. Property, furniture and equipment are depreciated by using the modified accelerated cost recovery system (MACRS) over the estimated useful life of the asset. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2010

NOTE 2: Summary of Significant Accounting Policies (cont.)

g) Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2010 there were no assets or liabilities subject to fair value measurement.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2010

NOTE 3: Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. As per page 11, the company's current requirement is $9,051. At December 31, 2010, the Company had a net capital of $649,236 which was $640,185 in excess of its required net capital of $9,051. The Company's net capital ratio was .21 to 1.

NOTE 4: Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2010

NOTE 6: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(i). The Company offer shares in public and private REIT's, limited liability companies and limited partnerships, including private placements, that will be established by the Company's affiliates or non-affiliates and offered through other registered broker/dealers. The Company will create a selling group of broker/dealers to offer securities on best efforts basis to the public and serve as the manager-dealer of the group. The Company will not hold customer funds or safekeep customer securities.

NOTE 7: Commitment and Contingencies

The Company has a month to month sublease agreement with Lightstone Group for office space at the Company's current location. The on-going agreement calls for a monthly payment of approximately $5,485.

The rent expense at December 31, 2010 was $65,820.

NOTE 8: Subsequent Events

We have evaluated all events or transactions that occurred from December 31, 2010 through February 25, 2011 the date our financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

LIGHTSTONE SECURITIES, LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

Year ended December 31, 2010

NET CAPITAL		
Equity	$	673,012
Deductions and/or charges		
Non-allowable assets:		
Property, furniture & equipment (net)		19,610
Prepaid expenses		1,163
Other assets		3,003
Total non-allowable assets		23,776
Tentative Net Capital		649,236
Haircuts		0
Net Capital (15c3-1)	$	649,236
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	135,759
Total aggregate indebtedness	$	135,759
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $5,000	$	9,051
Excess net capital	$	640,185
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$	635,660
Ratio: Aggregate indebtedness to net capital		.21 to 1

See Independent Auditor's Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

Year ended December 31, 2010

	Original Filing X-17A-5	Per. Cert. Financial Report	Reconciliation in Filing vs Financial
Total Net Assets	$ 822,504	$ 808,771	$ (13,733)
Total Liabilities	$ 95,501	$ 135,759	$ 40,258
Ownership Equity	727,003	673,012	(53,991)
Total Liabilities & Equity	**$ 822,504**	**$ 808,771**	**$ (13,733)**

The differences are due to accrual and posting adjustments made at year end 12/31/2010.

	Original Filing X-17A-5	Per. Cert. Financial Report	Reconciliation in Filing vs Financial
Total Net Assets			
Cash	$ 784,995	$ 784,995	$ -
Property and Furniture(net)	33,343	19,610	(13,733)
Other Assets	4,166	4,166	-
Total Net Assets	**$ 822,504**	**$ 808,771**	**$ (13,733)**
Total Liabilities			
Accounts payable	95,501	135,759	40,258
Owners Equity	727,003	673,012	(53,991)
	$ 822,504	**$ 808,771**	**$ (13,733)**

LIGHTSTONE SECURITIES, LLC

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

Year ended December 31, 2010

	Orig. Filing X-17A-5	Per Cert. Financial Report	Recon. in Filing vs Financial
NET CAPITAL			
Equity	$ 727,003	$ 673,012	(53,991)
Deductions and/or charges			
Non-allowable assets:			
Property, furniture & equipment (net)	33,343	19,610	(13,733)
Other assets	4,166	4,166	-
Total non-allowable assets	37,509	23,776	(13,733)
Tentative Net Capital	689,494	649,236	(40,258)
Haircuts	0	0	0
Net Capital (15c3-1)	$ 689,494	$ 649,236	(40,258)
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 95,501	$ 135,759	40,258
Total indebtedness	$ 95,501	$ 135,759	40,258
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement Greater of 6 2/3% of aggregate indebtedness or $5,000.	$ 6,367	$ 9,051	2,684
Excess net capital	$ 683,127	$ 640,185	(42,942)
Net capital less greater of 10% of minimum total or 120% minimum net capital requirement	679,944	635,660	44,284
Ratio: Aggregate indebtedness to net capital	.14 to 1	.21 to 1	.07 to 1

The differences are due to accruals and posting adjustments made at year end 12/31/10

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member of
Lightstone Securities, LLC

In planning and performing our audit of the financial statements of Lightstone Securities LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with the auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 (continued)

The management of the Company is responsible for establishing and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Lightstone Securities LLC for the year ended December 31, 2010, and this report does not affect our report thereon dated February 25, 2011.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 (continued)

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, NY
February 25, 2011

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Lightstone Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protections Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Lightstone Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lightstone Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lightstone Securities LLC's management is responsible for Lightstone Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 2010, noting no differences;

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, NY
February 25, 2011